IRVINE VENTURE LAW FIRM, LLP

ATTORNEYS AT LAW
5 HUTTON CENTRE DRIVE
SUITE 1400
SANTA ANA, CALIFORNIA 92707
TELEPHONE: (949) 660-7700
FACSIMILE: (949) 660-7799
December 21, 2009

By EDGAR
Duc Dang, Esq.
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	Hartman Short Term Income Properties XX, Inc.
File No. 333-154750

Dear Mr. Dang:

As we discussed, we are providing this letter to refer you to the changes, additions and deletions made in response to your comment letter dated December 9, 2009.  The pre-effective amendment number 10 to the Form S-11A has been filed concurrently through the EDGAR filing system.  The numbers in this letter correspond to your numbered comments.

Prospectus Cover Page

1.	Please revise the cover page to identify the dealer manager for this offering. Please refer to Item 501(a)(8) of Regulation S-K.

1.    We have identified the dealer manager on the cover page of the prospectus.  You may note that the dealer manager’s name is now American Beacon Partners, Inc.  It was formerly known as Pavek Investments, Inc.

Estimated Use of Proceeds, page 54

2.
We note the revised disclosure in footnote 2 on page 56 that if you raised the maximum amount and used maximum leverage, you would have available $985 million. That figure does not appear to take into account the various fees you would have to pay in connection with such acquisitions. Please revise to state the amount available after payment of all applicable fees.

2.            We have revised footnote 2 on page 56 to reflect that $955, 450,000 is available for investment after taking the acquisition fees and expenses into account.

Duc Dang, Esq.
Securities and Exchange Commission
December 21, 2009

  Management Compensation, page 68

3.
Please revise to show the 8% construction management fee as a separate line item in the table. It appears that this fee is separate from the property management and leasing fees. Also, please revise to clarify how the services associated with this fee are different from the services associated with the development fee.

3.            We have revised the management compensation tables on pages 18 and 72 and in the notes to financials on page F-11 to reflect the construction management fee as a separate item.  We have revised the explanation of the fee in these tables and on page 68 to clarify that the fee only applies to tenant improvements.

Conflicts of Interest, page 77,

4.
With regard to the manager's fee of 8% of the cost of tenant improvements made on your properties, there appears to exist a conflict of interest when deciding to approve such construction and its cost. Please revise to discuss such conflict in this section.

4.            We have added a discussion of this potential conflict on page 78 and a new bullet point in the list of potential conflicts of interest on page 79.

Management's Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies and Estimates, page 92

5.
Please note that the FASB Accounting Standards Codification became effective on July 1, 2009. As a result, all non-SEC accounting and financial reporting standards have been superseded. In future filings, please revise any references to accounting standards accordingly.

5.            We have amended the “Critical Accounting Policies and Estimates” on page 92 to properly reflect references to FASB Accounting Standards Codification.

Notes to Financial Statements
Note 4 - Subsequent Events, page F-I I

6.
Please provide us with a more detailed explanation of the transactions between the Company, the Property Manager and the Advisor. It appears that certain related party debt of the Company was forgiven as part of the transaction. We are unclear how this transaction resulted in additional consideration paid to the Company for outstanding convertible preferred shares.

Duc Dang, Esq.
Securities and Exchange Commission
December 21, 2009

6.            We have rewritten note 4 to explain in greater detail the steps taken to cause the Company to have paid in capital of $200,000 as a result of the reacquisition by the Company of two separate debt instruments that it had issued to affiliates of the sponsor.

Prior Performance Table I, page A-2

7.	We note your response to comment 4. Please note that you have now removed the selling commissions in this amendment. Please revise to reinsert the noted disclosure.

7.            We have reinserted the selling commissions that were inadvertently dropped from Table I.

Table II, page A-3

8.
We note your response to comment 5 and the additional column with just the disclosure of the compensation paid by Hartman Short Term Income Properties XIX. Please note that Instruction 1 to the table requests disclosure of the aggregate payments made to the sponsor in the most recent three years from all other programs. Please revise to include disclosure for all other programs that have paid fees to the sponsor during the most recent three years, regardless of whether those programs have closed.

8.            We have corrected the “Other Programs” column to include all six programs that made payments to the sponsor in the most recent three years: Houston RE Income Properties SIV LP, Houston RE Income XVI, Ltd., Houston RE Income Properties XVII Ltd., Hartman Gulf Plaza, Hartman 3100 Weslayan and Hartman Short Term Income Properties XIX, Inc.

Please call the undersigned with any questions or concerns as you review the S-11A.  We are hopeful that all comments are now clear and hope to be in touch with you in the next few days to discuss acceleration.

Very truly yours,

IRVINE VENTURE LAW FIRM, LLP

Michael E. Shaff

cc:           Mr. Allen Hartman